June 6, 2025

Glen Messina
President and Chief Executive Officer
Onity Group Inc.
1661 Worthington Road, Suite 100
West Palm Beach, FL 33409

       Re: Onity Group Inc.
           Amendment No. 1 to Registration Statement on Form S-3/A Filed June 2, 2025
           File No. 333-287172
Dear Glen Messina:

       We have reviewed your amended filing and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Correspondence dated June 2, 2025
General

1. We note your response and revised cover page disclosure. The revised disclosure regarding "fixed or negotiated prices" or quoted prices if/when listed does not constitute a method or formula for a sales price. Please revise to provide a price or method or formula. Alternatively, you may consider Rule 430B.
       Please contact Eric Envall at 202-551-3234 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 June 6, 2025
Page 2

               Office of Finance